N E W S R E L E A S E

TERYL RESOURCES CORP.
#185, 10751 Shellbridge Way
Richmond, B.C. V6X 2W8
Tel: (604) 278-5996
Fax: (604) 278-3409

06/00

October 17th, 2000

GRANTING OF STOCK OPTIONS

For Immediate Release: Vancouver, B.C. - Teryl Resources Corp. (TRC.V) (the "Company") The Company has granted stock options to a consultant to purchase an aggregate of 25,000 common shares, exercisable at a price of $0.24 per share. The granting of the options are subject to regulatory acceptance.

/s/ John G. Robertson
John G. Robertson,
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.